Mail Stop 4561

September 29, 2009

Mr. James Vandeberg
Chief Financial Officer
IAS Energy, Inc.
240-11780 Hammersmith Way
Richmond, British Columbia V7A 5E9,
Canada

> **Re: IAS Energy, Inc.**
> **Form 10-K for the fiscal year ended April 30, 2009**
> **File No. 0-21255**

Dear Mr. Vandeberg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended April 30, 2009

Financial Statements

General

1. Please revise your filing to include audited inception to date statement of operations, statement of cash flows, and statement of stockholders' equity. Please ensure you include an audit report covering this audited information.

Consolidated Statements of Operations, page F2

2. Please tell us management's basis for presenting the loss from equity investment within operating expenses. Please refer to Rule 5-03 of Regulation S-X.

Consolidated Statements of Stockholders' Equity (Deficit), pages F-6 to F-11

3. We note that you have adjusted the opening balances of additional paid-in capital and the deficit accumulated during the development stage by $121,763 as of April 30, 2008. Further we note that you disclose that the adjustment relates to immaterial errors in prior periods. Please tell us with more specificity, the general nature of the adjustment, how you determined that the adjustment was not material, and how your presentation and accounting complies with GAAP.

Note 1. Goodwill, page F-14

4. We note that your goodwill evaluation completed during the year ended April 30, 2009 did not result in an impairment loss. Please tell us how you considered the losses from Power Telecom prior to September 2008 and how such losses impacted your estimates and assumptions utilized in your cash flow analysis in reaching the determination that your goodwill was not impaired.

Note 3. Acquisition, pages F-19 to F-20

5. Please provide to us an analysis of Rule 8-04 of Regulation S-X which supports the exclusion of audited financial statements of Power Telecom.

Change in Control, page F-22

6. Please tell us how the change in control of the company due to the acquisition of Power Telecom did not result in a reverse acquisition.

Exhibits 31.1 and 31.2

7. We note that you filed your Chief Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Additionally, we note that your language does not conform exactly to the language within Item 601 (b)(31) of Regulation S-K. For instance, you replaced the word registrant within your exhibit with "small business issuer". Please conform your language to the exact language within this regulation.

Exhibits 32.1 and 32.2

8. Please amend your filing to provide the required certifications under Section 906 of the Sarbanes-Oxley Act of 2002.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a response letter with your amendment on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief